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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                   FORM 8-A/A
                                (AMENDMENT NO. 2)

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

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                                    EGL, Inc.
             (Exact name of registrant as specified in its charter)

                        TEXAS                                                76-0094895
       (State of incorporation or organization)                 (I.R.S. Employer Identification No.)

         15350 VICKERY DRIVE, HOUSTON, TEXAS                                   77032
       (Address of principal executive offices)                              (Zip Code)
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        Securities to be registered pursuant to Section 12(b) of the Act:

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
                                                                   Name of each exchange on which
       Title of each class to be so registered                     each class is to be registered
       ---------------------------------------                     ------------------------------
                         NONE                                              NOT APPLICABLE

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      If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General
Instruction A.(c), check the following box. [ ]

      If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General
Instruction A.(d), check the following box. [X]

      Securities Act registration statement file number to which this form relates: __________ (if applicable).

Securities to be registered pursuant to Section 12(g) of the Act:

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                                (title of class)









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ITEM 1.           DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

                  The authorized capital stock of EGL, Inc., a Texas corporation
(the "Company"), currently consists of 200 million shares of Common Stock, par value $.001 per share ("Common Stock"), and 10 million shares of Preferred
Stock, par value $.001 per share ("Preferred Stock"), issuable in series. The following description of certain provisions of the Company's Second Amended and Restated Articles of Incorporation, as amended (the "Articles of
Incorporation"), and the Company's Amended and Restated Bylaws, as amended (the
"Bylaws"), are necessarily general and do not purport to be complete and are qualified in their entirety by reference to the Articles of Incorporation and Bylaws, which are included as exhibits to this Registration Statement on Form
8-A. The Company was organized in March 1984 and is a Texas corporation.

COMMON STOCK

                  Holders of Common Stock are entitled to one vote per share with respect to all matters required by law to be submitted to shareholders of the Company. Holders of Common Stock have no preemptive rights to purchase or subscribe for securities of the Company, and the Common Stock is not convertible or subject to redemption by the Company.

                  The holders of Common Stock are entitled to dividends that may be declared by the Board of Directors of the Company from time to time out of funds legally available for dividends. Shareholders' rights to dividends are subject to the dividend and liquidation rights of any shares of Preferred Stock that may be issued and to any dividend restrictions that may be contained in debt agreements. In the event of liquidation, holders of Common Stock will share pro rata in any assets that remain after payment of debts and satisfaction of any liquidation preference on any outstanding shares of Preferred Stock.

                  Computershare Trust Company, Inc. (formerly American
Securities Transfer & Trust, Inc.) is the registrar and transfer agent for the Common Stock.

PREFERRED STOCK

                  The Board of Directors, without further action by the shareholders, is authorized to issue up to 10,000,000 shares of Preferred Stock in one or more series and to fix and determine as to any series all the relative rights and preferences of shares in that series, including, without limitation:

         o preferences, limitations or relative rights with respect to redemption rights,

         o        conversion rights, if any,

         o        voting rights, if any,

         o        dividend rights, and

         o        preferences on liquidation.

                  The Company has no present intention to issue any Preferred
Stock, but may determine to do so in the future.

                  The issuance of Preferred Stock, or the issuance of rights to purchase Preferred Stock, could adversely affect the voting power of the holders of Common Stock, discourage an unsolicited acquisition proposal or make it more difficult for a third party to gain control of the Company.




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                  For instance, the issuance of a series of Preferred Stock
might impede a business combination by including class voting rights that would enable the holder to block the transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the shareholders. In addition, under particular circumstances, the issuance of
Preferred Stock could adversely affect the voting power of the holders of the
Common Stock. Although the Board of Directors is required to make any determination to issue shares based on its judgment as to the best interests of the shareholders of the Company, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the shareholders might believe to be in their best interests or in which shareholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek shareholder approval before any issuance of currently authorized stock, unless otherwise required by law.

SPECIAL MEETINGS

                  Special meetings of the shareholders of the Company may be called by the chairman of the board, the president, the Board of Directors or by shareholders holding not less than 50% of the outstanding voting stock of the Company.

VOTING

                  Holders of Common Stock are entitled to cast one vote per share on matters submitted to a vote of shareholders and do not have cumulative voting rights. Each director will be elected annually. Any director may be removed, with or without cause, at any meeting of shareholders called expressly for that purpose, by a vote of the holders of a majority of the outstanding shares. Because the Common Stock does not have cumulative voting rights, the holders of more than 50% of the shares may, if they choose to do so, elect all of the directors, and the holders of the remaining shares will not be able to elect any directors.

                  Subject to any additional voting rights that may be granted to holders of future classes or series of stock, the Articles of Incorporation require the affirmative vote of holders of a majority of the outstanding shares entitled to vote to approve any of the following for which a vote is required by the Texas Business Corporation Act:

        o         merger, consolidation or share exchange,

        o         sale of all or substantially all of the Company's assets,

        o         dissolution, or

        o         amendment to the Articles of Incorporation.

                  Approval of other matters not described above that are submitted to the shareholders generally requires the affirmative vote of the holders of a majority of the shares of Common Stock voted for or against the matter. The holders of a majority of the shares entitled to vote will constitute a quorum at meetings of shareholders.

                  The Bylaws provide that shareholders who wish to nominate directors or to bring business before a shareholders' meeting must notify the Company and provide specified pertinent information at least 80 days before the meeting date or within ten days after public announcement under the Bylaws of the meeting date, if the meeting date has not been publicly announced at least
90 days in advance.




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BUSINESS COMBINATION LAW

                  Part Thirteen of the Texas Business Corporation Act applies to the Company and is commonly known as the Business Combination Law. The Business
Combination Law generally prevents an "affiliated shareholder" or its affiliates or associates from entering into or engaging in a "business combination" with an "issuing public corporation" during the three-year period immediately following the affiliated shareholder's acquisition of shares unless specific conditions are satisfied. The three-year restriction does not apply if either:

        o before the date a person became an affiliated shareholder, the board of directors of the issuing public corporation approves the business combination or the acquisition of shares made by the affiliated stockholder on that date, or

        o not less than six months after the date a person became an affiliated shareholder, the business combination is approved by the affirmative vote of holders of at least two-thirds of the issuing public corporation's outstanding voting shares not beneficially owned by the affiliated shareholder or its affiliates or associates.

                  An affiliated shareholder is defined generally as a person that is or was within the preceding three-year period the beneficial owner of 20% or more of a corporation's outstanding voting shares.

                  The business combinations subject to the restriction generally include:

        o         mergers or share exchanges,

        o dispositions of assets having an aggregate value equal to 10% or more of the market value of the assets or of the Company's outstanding Common Stock or representing 10% or more of the earning power or net income of the corporation,

        o specified stock issuances or transactions by the corporation that would increase the affiliated shareholder's proportionate interest in the corporation,

        o         specified liquidations or dissolutions, and

        o the receipt of tax, guarantee, loan or other financial benefits by an affiliated shareholder other than proportionately as a stockholder of the corporation.

                  The Business Combination Law does not apply to a business combination with an affiliated shareholder that was the beneficial owner of 20% or more of the outstanding voting shares of the issuing public corporation on December 31, 1996, and has continued to own those voting shares until the announcement date of the business combination. As a result, the restrictions of the Business Combination Law would not apply to Mr. James R. Crane, the
Company's President, Chief Executive Officer and Chairman of the Board, who has been the beneficial owner of more than 20% of the Company's outstanding Common
Stock continuously since before December 31, 1996.

                  In discharging the duties of a director under the Business
Combination Law or otherwise, a director, in considering the best interests of the Company, may consider the long-term as well as the short-term interests of the Company and the Company's shareholders, including the possibility that those interests may be best served by the Company's continued independence.




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LIMITATION OF DIRECTOR LIABILITY AND INDEMNIFICATION ARRANGEMENTS

                  The Articles of Incorporation contain a provision that limits the liability of the Company's directors as permitted by the Texas Miscellaneous
Corporation Laws Act. The provision eliminates the personal liability of directors to the Company and its shareholders for monetary damages for breach of directors' fiduciary duty of care. The provision does not change the liability of a director for:

        o breach of the duty of loyalty to the Company or to shareholders,

        o acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,

        o an act or omission for which the liability of a director is expressly provided for by an applicable statute, or

        o any transaction from which a director received an improper personal benefit.

                  Under the Articles of Incorporation, the liability of directors will be further limited or eliminated without action by shareholders if Texas law is amended to further limit or eliminate the personal liability of directors.

                  The Bylaws provide for the indemnification of its officers and directors, and the advancement to them of expenses in connection with proceedings and claims, to the fullest extent permitted by the Texas Business
Corporation Act. The Company has also entered into indemnification agreements with each of its directors and some of its officers. These agreements contractually provide for indemnification and expense advancement and include related provisions meant to facilitate the indemnitees' receipt of such benefits.

                  The Company has purchased directors' and officers' liability insurance policies for its directors and officers. In addition, the Bylaws and these agreements with directors and officers provide for indemnification for amounts:

        o         in respect of the deductibles for any insurance policies,

        o that exceed the liability limits of such insurance policies, and

        o in respect of these types of insurance policies that are available, were available or that become available to the Company or which are generally available to comparable companies but that the Company's officers or directors determine are inadvisable for the Company to purchase, given the cost involved.

                  This type of indemnification relating to director and officer insurance may be made even though directors and officers would not otherwise be entitled to indemnification under other provisions of the Bylaws or individual agreements.

REGISTRATION RIGHTS AGREEMENT

                  The Company and Mr. Crane are parties to a shareholders' agreement dated as of October 1, 1994 that provides Mr. Crane with registration rights with respect to Common Stock held by him on the date of the agreement or purchased by him from the Company after that date. Mr. Crane may require the Company to effect six registrations of his securities and may require the Company to include his shares in other registrations the Company makes. To date, Mr. Crane has effected one registration of his securities. Registration of Mr.
Crane's shares under the Securities Act of 1933, as amended, results in those shares becoming freely tradable without



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restriction under the Securities Act in the hands of purchasers, except for shares purchased by the Company's affiliates.

ITEM 2.           EXHIBITS

                  The following exhibits are filed as part of this Registration
Statement on Form 8-A:

        3(i)      Second Amended and Restated Articles of Incorporation of the
                  Company, as amended.

        3(ii)* Amended and Restated Bylaws of the Company, as amended (Filed as Exhibit 3(ii) to the Quarterly Report on Form 10-Q of the Company for the fiscal quarter ended June 30, 2000.

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* Incorporated by reference as indicated pursuant to Rule 12b-32.


                                    SIGNATURE


                  Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                    EGL, INC.



Date:  September 28, 2000           By:      /s/ Elijio V. Serrano
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                                                 Elijio V. Serrano
                                                 Chief Financial Officer




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                                  EXHIBIT INDEX

EXHIBIT
NUMBER                             DESCRIPTION
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 3(i)     Second Amended and Restated Articles of Incorporation of the
          Company, as amended.

 3(ii)* Amended and Restated Bylaws of the Company, as amended (Filed as Exhibit 3(ii) to the Quarterly Report on Form 10-Q of the Company for the fiscal quarter ended June 30, 2000.


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* Incorporated by reference as indicated pursuant to Rule 12b-32.